[LETTERHEAD OF SKADDEN, ARPS, SLATE, MEAGHER & FLOM, LLP]

December 19, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela A. Long

Re:	Pzena Investment Management, Inc.;
Registration Statement on Form S-3 (No. 333-155354)

Dear Ms. Long:

On behalf of our client, Pzena Investment Management, Inc. (the “Company”), we are (i) filing Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3 (No. 333-155354) filed by the Company with the Securities and Exchange Commission (the “Commission”) on November 13, 2008 (the “Registration Statement”), and (ii) responding to the comments of the staff (the “Staff”) of the Commission contained in your letter, dated December 8, 2008 (the “Comment Letter”) with respect to the Registration Statement,  the Company’s Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), and the Company’s Form 10-Q for the quarter ended September 30, 2008 (the “Q3 2008 Form 10-Q”).

Certain of the Staff’s comments request explanation of, or revisions to, various disclosures provided in the Registration Statement, the 2007 Form 10-K or the Q3 2008 Form 10-Q.  The Company has provided its responses to these comments to us.  These responses are set forth below. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.

S-3

General

1.                                      Disclosure indicates that Pzena Investment Management, Inc. or Pzena is registering the issuance of its Class A common stock to permit holders of Class B units who exchange their Class B units to sell without restriction in the open market or otherwise any of the shares of Class A common stock that they receive upon exchange. Identify the holders of Class B units to whom Pzena will distribute registered Class A shares as selling security holders in the prospectus and provide the information required by Item 507 of Regulation S-K.

The Company notes the Staff’s comment and wishes to clarify that the transaction being registered pursuant to the Registration Statement is the Company’s issuance of up to 57,937,910 shares of its Class A common stock upon the exchange by the holders of an equivalent number of Class B units of Pzena Investment Management, LLC and is not intended to register the resale of any such shares of Class A common stock.  We note that a number of “umbrella partnership” real estate investment trusts (“UPREITs”) have also used the registration of the issuance of common stock of the publicly-traded REIT in exchange for the partnership units of the operating partnership of the UPREIT when seeking to provide liquidity to the holders of operating partnership units.  In addition, other publicly-traded corporations and partnerships having a corporate structure in which the founders (as well as others) hold their interests in the business enterprise through units of a private operating company or partnership have also registered the exchange of the units of the private operating company or partnership for shares of the publicly-traded corporations and partnerships, e.g. Blackstone Group, L.P. (Form S-3 (No. 333-151853)), Evercore Partners, Inc. (Form S-3 (No. 333-145696)) and Accenture Ltd (Form S-3 No. 333-142989)).

Any future resales of these shares will either be made pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), or, if no such exemption is available, a registration statement for secondary offerings, which would contain the information required by Item 507 of Regulation S-K.  In order to clarify that the effectiveness of this Registration Statement will not eliminate the requirement that certain future resales of the Class A Shares may need to be made pursuant to a separate registration statement, the disclosure referred to in the Staff’s comment above (on the cover page of the prospectus included in the Registration Statement) has been revised as set forth below:

“The registration statement of which this prospectus is a part only registers the issuance of up to 57,937,910 shares of our Class A common stock upon the exchange by the holders of the equivalent number of Class B units. Any future resales by these holders of the shares received upon exchange may be made pursuant to an available exemption from registration under the Securities Act or a registration statement covering a secondary offering by these holders.”

2.                                      Please include a recent developments section which discusses any material events and transactions after September 30, 2008. Please discuss also the current market conditions and any significant impact of these conditions on Pzena’s assets under management or AUM, results of operations, liquidity, and capital resources after September 30, 2008.

The Company notes the Staff’s comment and respectfully submits that the requirement that the Registration Statement incorporate by reference the periodic and current reports filed by the Company under the Exchange Act of 1934, as amended (the “Exchange Act”), provides for timely updates to disclosure previously included or incorporated by reference in the Registration Statement.  In addition, it does not believe that it would be appropriate to add a recent developments section to the prospectus regarding material events that have occurred during the fourth quarter of 2008 when the prospectus will be used for up to three years after the Registration Statement is initially declared effective.  Rather, the Company believes that the updating of the prospectus by the automatic incorporation by reference of periodic and other reports under the Exchange Act or the filing of a supplement to the prospectus at the time shares are issued pursuant to the Registration Statement is both adequate and appropriate.  In that regard, the Company has advised us that it has timely filed current reports on Form 8-K disclosing all material events and transactions occurring after September 30, 2008.  These events and transactions include (i) the refinancing of the Company’s credit agreement, (ii) the loan by certain related persons and entities to the Company of $16 million, and (iii) changes in the Company’s assets under management (“AUM”) in October and November.  We also note that the Company has consistently filed a Form 8-K disclosing monthly changes in its AUM since January 2008.

Where You Can Find More Information, page 7

3.                                      Include the Commission’s filing number for filings of Pzena under the Exchange Act.

The Company has added the Company’s Commission file number (001-33761) to page 7 of the prospectus included in Amendment No. 1.

4.                                      Please provide the disclosure required by paragraph (c) of Item 12 of Form S-3.

The Company has added the disclosure set forth below to page 7 of the prospectus included in Amendment No. 1:

“We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in the prospectus but not delivered with the prospectus.  We will provide this information upon written or oral request and at no cost to the requester.  Requests for this information must be made to our General Counsel, Joan Berger, at 120 West Forty Fifth Street, New York, NY 10036, or by telephone at (212) 355-1600.”

Signatures, page 1-6

5.                                      The registration statement must be signed also by Pzena’s principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instruction I for signatures on Form S-3, and revise.

The Company has revised the signature page of Amendment No. 1 to indicate that Wayne A. Palladino serves as “Principal Financial and Accounting Officer.”

Exhibit 5.1

6.                                      We note that Pzena intends to file by amendment the legal opinion. Allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement’s effectiveness.

The Exhibit 5 opinion will be filed within a sufficient time prior to the Company’s request for acceleration of effectiveness.

10-K

General

7.                                      Where an accounting comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

In response to the Staff’s accounting comments that call for additional or revised disclosure, the Company has provided the form of disclosure (based on information pertaining to the year ended December 31, 2007) that it will include in its Annual Report on Form 10-K for the year ending December 31, 2008 (the “2008 Form 10-K”) and its Annual Reports on Form 10-K for subsequent years (together with the 2008 Form 10-K, the “Future Form 10-Ks”) to the extent that the comment applies to the Company’s financial statements and related matters in such annual periods.  The Company will also provide similar disclosure in its future Quarterly Reports on Form 10-Q (the “Future Form 10-Qs”, and together with the Future Form 10-Ks, the “Future Exchange Act Reports”) to the extent that the comment applies to the Company’s financial statements and related matters in such interim periods.

Compensation and Benefits Expense, page 42

8.                                      Please disclose the total estimated unrecorded compensation expense related to issued equity instruments which are subject to vesting. This should include your deferred compensation plan as well as restricted capital units and options to acquire capital units. Please disclose also the dollar impact that this compensation expense is expected to have on 2008, 2009, 2010, and remaining periods thereafter.

                                                The Company will provide the following form of disclosure in its Future Exchange Act Reports to the extent applicable:

“As of December 31, 2007, we had approximately $1.0 million in unrecorded compensation expense related to phantom operating company units issued pursuant to our deferred compensation plan.  We expect that this will be amortized ratably over the next four years.  There was no such unrecorded compensation expense associated with unvested operating company units or options to acquire such units for the year ended December 31, 2007.”

Assets Under Management and Flows, page 45

9.                                      Please separately present and discuss each component of net flows, including redemptions so that readers can clearly identify any trends depicted by each category of cash inflows and outflows.

Net flows in the Company’s AUM are composed solely of the investment of new or additional assets by new or existing clients, respectively (inflows), and redemptions of assets by existing clients (outflows).  The purpose of the disclosure on page 45 of the 2007 Form 10-K is to provide a basis for the comparison of the Company’s revenue from its asset management and incentive fees in 2006 versus 2007.  The Company’s asset management fees are generally based either on the value of AUM on specific dates or on the average of the monthly or daily value of AUM.  Since the Company’s fees do not vary based on the volume of AUM inflows versus AUM outflows within any time period, the Company respectfully submits that only the net flows in AUM are relevant to this disclosure.  Further, the Company believes that including gross inflows and outflows in this disclosure would distract readers from the relevant measure of the Company’s revenues from its asset management and incentive fees.

10.                               Please provide a breakdown of the types of investments included in AUM, such as equity investments, fixed income investments, or alternative investments. Please provide also a breakdown of investments by sectors (such as real estate, banking, or consumer products) as of each balance sheet date. This disclosure should be supplemented by additional discussion in MD&A that provides a detailed analysis of both changes in AUM by sector and changes in fund performance by sector for each period presented.

The Company advises the Staff that it invests solely in exchange-listed equity securities which have quoted prices in active markets.  On page 40 of the 2007 Form 10-K, the Company has disclosed that it manages assets in ten value-oriented investment strategies across a wide range of market capitalizations in both U.S. and international capital markets.  To clarify that this refers solely to investments in equity securities, in the Future Exchange Act Reports the Company will indicate that it manages assets in its value-oriented investment strategies through investments in exchange-listed equity securities across a wide range of market capitalizations in both U.S. and international capital markets.

We note the Staff’s comment to provide a breakdown of the Company’s investments of AUM by sectors.  As disclosed throughout the Business section and the MD&A of the 2007 Form 10-K, the Company pursues a value-oriented investment strategy without regard to a focus on any particular economic sector.  Rather, the Company analyzes whether an individual company is undervalued.  Therefore, the Company respectfully submits that disclosure of the breakdown of its investments of AUM in various economic sectors is not relevant to the discussion in the forepart of the MD&A of the 2007 Form 10-K.  We note that the Company’s various investment strategies do vary by size of market capitalization or geography, e.g. Large Cap Value and International Value.  Therefore, the Company has disclosed the breakdown of its AUM by investment strategy as of December 31, 2007 on page 46 of the 2007 Form 10-K.

Liquidity and Capital Resources, page 51

11.                               Disclosure indicates that Pzena is required to satisfy specified financial ratios and tests under its revolving credit facility. If a credit facility or other financial instrument requires Pzena to satisfy specified financial ratios and tests, state also in future filings whether Pzena is in compliance with the ratios and tests as of the most recent date practicable.

On September 19, 2008 and October 28, 2008, Pzena Investment Management, LLC, the Company’s operating company (the “Operating Company”), entered into the second and third amendments, respectively, to its credit facility with Bank of America, N.A.  Pursuant to these amendments, the EBITDA and minimum AUM covenants previously contained in the credit agreement were eliminated.  As a result, the Company is not currently required to satisfy any financial ratios or tests under this credit agreement or any other financial instrument.  However, the Company will disclose the following in the Future Exchange Act Reports:

“We were in compliance with all financial covenants required under our credit agreement for all periods these covenants were in effect.”

Critical Accounting Policies and Estimates, page 54

12.                               Some of your material revenue streams are based on the value of AUM. Please disclose how you calculate the value of your AUM. If significant judgment is involved in the calculation of AUM and this directly impacts the calculation of your revenue recognition, please tell us how you considered the need to identify AUM as a critical accounting policy. We believe that the following disclosures may be useful to investors:

•                  Explanation of each of the models/techniques used to estimate fair value of the underlying AUM.

•                  Detailed discussion of the material estimates and assumptions used in each of the models.

•                  Sensitivity analysis of the material estimates and assumptions for each of the models used on the fair value of the AUM.

Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

For its own account and the accounts of its clients, the Company invests exclusively in exchange-listed equity securities which have quoted prices in active markets.  It uses an independent pricing firm to provide security prices, and checks these results independently to a second source on a monthly basis.  Correspondingly, the Company does not believe that significant judgment is involved in calculating the value of its AUM and does not consider the valuation of its AUM to be a critical accounting policy.

Contractual Obligations, page 54

13.                               Please revise your table to include separate line item for estimated interest payments on your long term debt based on its current terms. Because the table is aimed at increasing transparency of cash flow, we believe that these payments should be included in the table. Please disclose also any assumptions that you made to derive these amounts in a footnote to the table. Please refer to Item 303(a)(5) of Regulation S-K and Section IV of Release No. 33-8350.

In the Future Form 10-Ks, the Company will include separate line items for estimated interest payments on its long term debt based on the interest payment terms in effect as of the end of the applicable year.  Please see attached Schedule A for a form of the revised Contractual Obligations table based on the interest payment terms of the Company’s long term debt as such terms were in effect on December 31, 2007.

Consolidated Statements of Operations. page F-10

14.                               Please provide pro forma tax and EPS financial information on the face of the statement of operations for at least the year ended December 31, 2007. The pro forma financial information should assume that you were taxed as a regular corporation for the entire period.

The Company respectfully directs the Staff’s attention to Note 16 to its Consolidated Financial Statements, where this information has been provided for 2006 and 2007.

In the Future Exchange Act Reports, the Company will provide, on the face of its consolidated statement of operations, pro forma tax and EPS information for the year ended December 31, 2007.  Please see attached Schedule B for a form of the revised statements of operations of the Company for the three years ended December 31, 2007 (Prior to October 30, 2007—Pzena Investment Management, LLC).

Basis of Presentation, page F-15

15.                               Please disclose the specific factors that led you to determine that you exercise control over Pzena International Value Service, Pzena Global Value Service, Pzena Emerging Markets Value Service pursuant to EITF 04-5.

Pzena International Value Service and the Pzena Global Value Service are limited liability companies whose managing members were, as of December 31, 2007, Richard S. Pzena and A. Rama Krishna, respectively.  Neither of these entities is a variable-interest entity, as both managing members have a substantive (>2%) interest in the partnerships.  Messrs. Pzena and Krishna are executive officers of the Company, which is the managing member of the Operating Company, and two of the four members of the Executive Committee of the Operating Company.  The substantial majority of the remaining members in each entity are employees of the Operating Company and a partnership controlled by one of the Company’s outside directors.  Pzena Emerging Markets Value Service is also a limited liability company, with the Operating Company and one outside investor as its sole members.  The Operating Company is the managing member of the Pzena Emerging Markets Value Service.  The Operating Company is the investment manager of all three entities.

Each of these limited liability companies are considered entities “similar” to limited partnerships and thus subject to the guidance of EITF 04-5.  Under each of their operating agreements, none of these entities’ non-managing members have the ability to remove the managing member or investment manager under any circumstance, nor do they have any participating rights.  As a result, nothing substantive exists to overcome the presumption of control by the managing member laid out by EITF 04-5.  As the managing members of all three entities are either the Operating Company or one of the controlling persons of the Operating Company, their results of operations and financial position have been consolidated.

Subsequent to December 31, 2007, the Operating Company replaced Messrs. Pzena and Krishna as the managing member of Pzena International Value Service and Pzena Global Value Service, respectively.  No other substantive changes were made to the operating agreements of either entity and the investor base is still comprised primarily of employees of the Operating Company.  Correspondingly, the Operating Company has continued to consolidate the results of operations and the financial position of the Pzena International Value Service and the Pzena Global Value Service pursuant to the guidance of EITF 04-5.  Pzena Emerging Markets Value Service was liquidated in early 2008.

16.                               We have the following comments regarding your non-controlling interest of Pzena Investment Management, LLC:

Subsequent to the completion of the Company’s 2007 audit, it became aware that the $10.7 million disclosed as the initial deficit of the Operating Company should have been $10.8 million.  After performing a SAB 99 analysis on the misstatement, the

Company determined that the difference was not material and has subsequently updated its disclosures to reflect the correct amount.

•                  Please provide a rollforward of your non-controlling interest balance sheet item. Ensure such rollforward separately presents changes related to your non-controlling interests of Pzena Investment Management, LLC and the non-controlling interest in Consolidated Subsidiaries.

As noted below, the Company currently has no non-controlling interest balance sheet item associated with the Operating Company.  When the deficit attributable to the Operating Company is extinguished, the Company will provide a rollforward that separately presents changes related to the non-controlling interests of the Operating Company and the non-controlling interest in its consolidated subsidiaries.   The Company will provide the following form of disclosure in its Future Exchange Act Reports until that time:

Non-Controlling Interests of Consolidated Subsidiaries at December 31, 2006	$13,399
Contributions from Non-Controlling Interests in Consolidated Subsidiaries	12,083
Distributions to Non-Controlling Interests in Consolidated Subsidiaries	(12,506)
Non-Controlling Interest in Loss of Consolidated Subsidiaries	(1,639)
Effect of Initial Consolidation of PAI, LLC on Non-Controlling Interests in Consolidated Subsidiaries	5,018
Non-Controlling Interests of Consolidated Subsidiaries at December 31, 2007	$16,355

•                  Please disclose how you calculated the $12,481 non-controlling interest of Pzena Investment Management, LLC for the year ended December 31, 2007.

The Company will provide the following form of disclosure in its Future Exchange Act Reports to the extent applicable:

Income before Taxes and Non-controlling Interests	$2,274
Unincorporated Business Tax	(5,027)
Non-Controlling Interest in Consolidated Subsidiaries	1,639
Interest on Mandatorily Redeemable Units	(16,575)
Net Loss of Pzena Investment Management, LLC	(17,689)
Net Loss of Pzena Investment Management, LLC prior to October 30, 2007	31,486
Allocable Income of Pzena Investment Management, LLC	$13,797
Allocable Income of Pzena Investment Management, LLC	$13,797
Income Allocated to Pzena Investment Management, Inc.*	(1,316)
Non-Controlling Interest of Pzena Investment Management, LLC	$12,481

*Represents approximately 9.5% of the allocable income of Pzena Investment Management, LLC

•                  Please disclose the nature of the $303 line item called Equity Effect of Operating Company Net Deficit on Minority and Non-Controlling Interests within your Consolidated Statements of Changes in Equity as well as how you arrived at this amount.

The Company will provide the following form of disclosure in its Future Exchange Act Reports:

“The Company has not recorded a non-controlling interest associated with the acquisition of its operating company, as the post-offering net equity of the operating company was less than zero.  Pursuant to the guidance of EITF 95-7, no operating company non-controlling interest will be recorded until the deficit attributable to non-controlling interest, approximately $10.8 million as of the date of the initial public offering, is extinguished.  As of December 31, 2007, the deficit attributable to the non-controlling interest of the operating company was approximately $11.1 million.

Changes in the deficit attributable to the non-controlling interest of Pzena Investment Management LLC are recorded as adjustments to the Company’s additional paid-in capital until the deficit is extinguished.  For the year ended December 31, 2007, the Company recognized approximately $0.3 million in such changes, determined as follows:

Non-Controlling Interest in Income of Pzena Investment Management, LLC	$12,481
Distributions to Members Subsequent to October 30, 2007	(12,784)
Equity Effect of Operating Company Net Deficit on Non-Controlling Interests	$(303)

•                  We note that pursuant to EITF 95-7 you will not record non-controlling interest of Pzena Investment Management LLC until the initial deficit attributable to the non-controlling interest of approximately $10.7 million is extinguished. Tell us the amount remaining as of December 31, 2007 and September 30, 2008 and how such amounts were calculated.

The deficit attributable to Pzena Investment Management, LLC was approximately $11.1 million and $2.2 million at December 31, 2007 and September 30, 2008, respectively.  These amounts are calculated by rolling forward the initial deficit that existed at the initial public offering by giving effect to the income, distributions and equity items allocable to the non-controlling interest in a manner similar to an equity investment account.

Note 9-Short Term Borrowings, page F-29 and Note II -Long Term Debt, page F-30

17.                               Please disclose the specific terms of the most stringent and/or material debt covenants in each of your debt agreements. Please include a tabular presentation of any significant required ratios as well as your actual ratios as of each reporting date. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Please disclose also if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

On September 19, 2008 and October 28, 2008, the Operating Company’s credit agreement was amended to eliminate the previously applicable EBITDA and minimum AUM covenants, respectively.  As a result, the Company is not currently required to satisfy any financial ratios or tests under its amended credit agreement or any other debt agreement.

The terms of both of these historical financial covenants have been disclosed in the Company’s financial statements included in the 2007 Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the first three quarters of 2008.  The Company believes that the minimum AUM covenant was the most stringent.  As a subsequent event in its 2007 Form 10-K and the Company’s Quarterly Reports on Form 10-Q for the first three quarters of 2008, the Company disclosed its AUM.  Although the Company is not currently required to satisfy any financial covenants, it will include the following form of disclosure in the Future Exchange Act Reports:

The Company was in compliance with the EBITDA and minimum AUM covenants contained in the credit agreement for all periods these covenants were in effect.

	AUM	EBITDA
	(in billions)	(in thousands)
	(unaudited)
Actual Results as of and For the Year Ended December 31, 2007	$23.6	$101,858
Required Minimum	$15.0	$40,000

An unaudited reconciliation of the operating company’s GAAP results to EBITDA, as defined, is as follows for the year ended December 31, 2007:

Operating Company Net Income	$(17,689)
Interest Charges	1,797
Provision for Income Taxes	5,027
Depreciation and Amortization	368
Non-cash Compensation	95,777
Interest on Mandatorily Redeemable Units	16,575
Equity in Loss of Affiliates	3
Operating Company EBITDA	$101,858

In response to the Staff’s comment about whether there are any stated events of default which would permit the lenders to accelerate the debt under any of the Company’s debt agreement if not cured within applicable grace periods or any cross default provisions, the Company will provide the following disclosure in the Future Exchange Act Reports:

“Pursuant to the credit agreement and the senior subordinated notes, the operating company would be in default if it ever failed to pay required interest and amortization payments in a timely fashion.  Further, the credit agreement stipulates that the operating company would be in default thereunder if it defaults on its senior subordinated notes.  Such events of default would permit the lender under the applicable debt agreement to accelerate the debt thereunder.”

Signatures, page 96

18.          The Form 10-K must be signed also by Pzena’s principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting office or controller, must indicate each capacity in which he signs the form. See General Instruction D(2)(a) for signatures on Form 10-K, and revise in future filings.

Currently, Wayne A. Palladino serves as the Company’s principal financial officer and principal accounting officer.  In the 2008 Form 10-K and in other Future Annual Reports for years in which Mr. Palladino continues to serve in both capacities, the signature page of those reports will indicate that Mr. Palladino is “Principal Financial and Accounting Officer”.

Exhibit Index

19.          Include in future filings an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

In each of the Future Form 10-Ks, the Company will include an exhibit index immediately prior to the first document included as an exhibit to the filing.

Exhibit 21.1

20.          Include also in future filings the state or other jurisdiction of incorporation or organization of each subsidiary as required by Item 601(b)(21)(i) of Regulation S-K.

Exhibit 21.1 to each of the Future Form 10-Ks, the Company will include the state or other jurisdiction of incorporation or organization of each subsidiary listed in such exhibit.

September 30, 2008 10-Q

General

21.          Please address the accounting comments above in your interim filings as well.

In response to the Staff’s preceding accounting comments that call for additional or revised disclosure, the Company has provided the form of disclosure (based on information pertaining to the year ended December 31, 2007) that it will include in its Future Form 10-Qs to the extent that the comment would apply to the Company’s interim financial statements and related matters.

Investments in Securities, page 10

22.  Given that investments in marketable securities represent approximately 33% of your assets as of September 30, 2008, please expand your disclosures to describe more fully the types of investments held and the sectors in which these investments are.

Please discuss also changes in these investment balances in MD&A.

                The investments in marketable securities on the Company’s consolidated balance sheet represent its investments in its own products, used for marketing, strategy incubation, or to fund its obligations under the non-equity component of its deferred compensation plan.  The securities held by these investments are exclusively exchange-listed equities with quoted prices in active markets.  To the extent that the Company expands its investment strategies into areas other than equity securities in the future, it will expand this disclosure accordingly.

Financial Instruments, page 12

23.          You state that you changed the designation of your swap agreement from a cash flow hedge to a trading derivative. Accordingly, you reclassified the cumulative changes in fair value related to this swap agreement from accumulated other comprehensive income to other income/(expense). Please disclose the reasons for the change in designation.  With reference to paragraph 33 of SFAS 133, address the appropriateness of reclassifying the cumulative changes in fair value to other income/(expense).

The Company will amend its current disclosure to include the following in the Future Exchange Act Reports:

“During the three months ended September 30, 2008, the Company changed the designation of its swap agreement from a cash flow hedge to a trading derivative, as a significant portion of the cash flows associated with the original forecasted transaction were probable to not occur due to the amortization payments required to be made pursuant to the terms of its amended credit agreement.”

Operating Results, page 34

24.          You state on page 23 that you evaluated the asset associated with your election under Section 754 of the Internal Revenue Code and determined that, after weighing both positive and negative evidence, a portion of the benefits were more likely than not to go unrealized due to estimates of future taxable income. Please provide a comprehensive discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to record a valuation allowance pursuant to paragraphs 17-25 of SFAS 109. You should discuss the significant estimates and assumptions used in your analysis as well as the underlying business reasons that gave rise to the allowance. You should discuss also how you determined the amount of the valuation allowance.

The Company followed the guidance in paragraphs 20-25 of FAS 109 and examined all available evidence, both positive and negative, to determine whether a valuation allowance against its Section 754 asset was necessary as of September 30, 2008.  Pursuant to the standard, more weight was given to evidence that was objectively verifiable.  The Company considered the following in its assessment:

Negative evidence:

•                  Uncertain economic outlook which has been reflected in declining stock markets, which correspondingly affect the Company’s AUM and associated revenues;

•                  Asset management industry in particular has suffered during the downturn, with negative trends accelerating over the last 3 months;

•                  The Company’s AUM have declined 46% year over year;

•                  The decline in AUM in the third quarter of 2008 brought, for the first time, revenue projections below the point at which the Company would generate sufficient full-year taxable income to fully utilize its deferred tax asset;

•                  Financial markets are currently unstable and highly volatile;

•                  The Company currently projects full-year book income, but anticipates a tax loss due to the amortization of the Section 754 asset.  Assumptions of flat AUM growth result in continued tax losses in the next three years; and

•                  Projections of future AUM are difficult in this highly uncertain and volatile economic environment.

Positive evidence:

•                  Compensation is the Company’s single largest expense and the one that is most controllable by management;

•                  Management is experienced in the asset management industry and has experienced minimal turnover of key personnel; and

•                  The tax losses generated by the Section 754 amortization give rise to net operating losses that can be utilized by the Company over a longer time horizon.

Paragraph 21 of FAS 109 recognizes four sources of taxable income that can be used to realize a tax benefit of an existing deductible temporary difference:

•                  Future reversals of existing taxable temporary differences;

•                  Future taxable income exclusive of reversing temporary differences and carryforwards;

•                  Taxable income in prior carryback year(s) if carryback is permitted under the tax law; and

•                  Tax planning strategies.

The Company’s future reversals of existing taxable differences relate primarily to book/tax depreciation differences and are not material.  Similarly, although the Company generated taxable income in 2007, it was not of a sufficient magnitude to meaningfully impact its analysis.  The Company does not believe that it will be able to implement any significant tax planning strategies due to the short time that it has been a corporate taxpayer.

The Company believes that the inherent difficulty in projecting future income has been exacerbated by the current economic environment.  Correspondingly, it felt it was prudent to limit its projections to three years.

In conducting its analysis, the Company projected taxable income for the next three years assuming no AUM growth and modest reductions in its expense structure.  The difference between the existing Section 754 asset and the tax shield on the projected future taxable income was recorded as a valuation allowance by the Company on September 30, 2008.

Liquidity and Capital Resources. page 41

25.          Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. In light of these changes, please discuss also how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements over the next 12 months. Please disclose also if you expect any alternative sources of funding to be available in the future. Your discussion should address the following changes in your sources and uses of cash as well as any other significant changes:

•                  You state that you expect that your cash and liquidity requirements in the next 12 months and over the long term will be met primarily through cash generated by your operating company’s operations. Please address your consideration of the 38% decline in revenues, 50% decline in operating income, and 33% decline in net cash provided by operating activities during the three months ended September 30, 2008 compared to the three months ended September 30,2007.

•                  The capacity of the operating company’s revolving credit facility was reduced from $20 million to $5 million in February 2008, further reduced from $5 million to $3 million in September 2008, and again further reduced from $3 million to $1.8 million in October 2008. Two mandatory prepayment provisions were added to the terms of your operating company’s credit agreement in February 11, 2008, which included a term loan amortization payment and a cash flow sweep payment. The terms were further revised in September 2008 and October 2008. Please address your consideration of both the reductions in availability under the revolving credit facility as well as the mandatory prepayment provisions.

Please refer to the Company’s response to the Staff’s following comment which includes its response to the comment above.

26.          We remind you that paragraphs (a)(I) and (11.)(2) of Item 303 of Regulation S-K state that you should discuss known trends or any known demands, commitments, events, or uncertainties that will result in or that are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative cost of your capital resources. Given the trends and conditions in the financial markets which you discuss on page 34, please expand your disclosures to address the current and potential future impact of these trends and conditions on your liquidity and capital resources.

In its Future Exchange Act Reports, the Company will provide a form of disclosure as follows:

General

                Historically, the liquidity needs of our business have been met primarily through cash generated by our operations.  Distributions to members of our operating company and loan amortization payments have been our largest offsetting use of cash from financing activities.  Investment activities have historically been investments in our own investment strategies and, to a lesser extent, capital expenditures.

At September 30, 2008, our cash and cash equivalents were $31.8 million, inclusive of $8.0 million in cash held by our consolidated investment partnerships.  Advisory fees receivable were $20.6 million.  We also had approximately $25.1 million in marketable equity securities, net of securities sold short and exclusive of approximately $2.5 million in investments set aside to satisfy our obligations under our deferred compensation program.

We expect to fund the liquidity needs of our business in the next twelve months, and over the long term, primarily through cash generated from operations.   As an investment management firm, our business has been materially affected by conditions in the global financial markets and economic conditions throughout the world.  Our liquidity is highly dependent on the revenue and income from our operations, which is directly related to our levels of AUM.   As of and for the three months ended September 30, 2008, our AUM, revenues and operating income had declined by 46.4%, 37.7% and 49.8%, respectively, compared with the corresponding period in the prior year.  These reductions contributed to a 33.5% decline in our cash provided by operating activities during the same period.  To the extent that the decline in our AUM continues, the cash provided by operating activities may be negatively impacted.

In determining the sufficiency of liquidity and capital resources to fund our business, we regularly monitor our liquidity position, including, among other things, cash, working capital, investments, long-term liabilities, lease commitments, debt obligations (including required amortization payments), and operating company distributions.  Further, we consider compensation, one of our largest expenses, as sufficiently variable such that it can be adjusted to mitigate the decline in revenue we have experienced, and may continue to experience in the next twelve months.  We continuously evaluate our staffing requirements and compensation levels with reference to our own liquidity position and external peer benchmarking data.  The result of this review directly influences management’s recommendations to our board of directors with respect to such staffing and compensation levels.  During the fourth quarter of 2008, we reduced our headcount by approximately 10%, as we took steps to reduce our overall cost structure.

We anticipate that distributions to the members of our operating company, which consisted of 26 of our employees as of September 30, 2008, two outside investors and us, will continue to be a material financing activity.  Under the terms and conditions of our amended credit agreement and Senior Subordinated Notes, we have suspended our dividend payment to shareholders.  Cash distributions to operating company members for partnership tax allocations are expected to decline as the taxable income of the operating company decreases.

As discussed further below, on October 28, 2008, our operating company entered into a third amendment to its credit agreement and issued $16.0 million in senior subordinated notes.  The proceeds of the notes and $9.0 million of cash reserves were used to reduce the principal of the amounts outstanding under the credit agreement.  The amendment to the credit agreement, among other things, eliminated all financial covenants and the excess cash flow sweep, and reduced availability under the revolving credit facility from $3.0 million to $1.8 million.  It also requires us to make mandatory quarterly principal repayments of $2.0 million and precludes us from paying dividends to shareholders.  We currently have $22.0 million and $16.0 million outstanding under the credit agreement and the notes, respectively.  Although we are comfortable with our current capital structure, in the current economic environment, it is uncertain whether additional or alternative sources of debt or equity financing would be available on acceptable terms.  We have never drawn on our current revolving credit facility for liquidity needs and do not anticipate needing to draw on such a facility in the future.

We do not anticipate meaningful outlays for internal investment or capital expenditures over the next twelve months.

We believe that the amendment of our credit agreement, elimination of the dividend, reductions in headcount and ability to vary cash compensation levels have provided us with an appropriate degree of flexibility in providing for our liquidity needs.

Dividend Policy

We are a holding company and have no material assets other than our ownership of membership interests in our operating company. As a result, we depend upon distributions from our operating company to pay any dividends that our board of directors may declare to be paid to our Class A common stockholders.  When and if our board of directors declares any such dividends, we then cause our operating company to make distributions to us in an amount sufficient to cover the amount of the dividends declared.  We may not pay dividends to our Class A common stockholders in amounts that have been paid to them in the past, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends or any of our financing facilities or other agreements restrict us from doing so.  Pursuant to restrictions set forth in our amended credit agreement and the senior subordinated notes as of October 28, 2008, we have suspended our previous quarterly cash dividend payments to our Class A common stockholders. In the future, our board of directors may, in its discretion and subject to the Company’s operating results, debt agreements and applicable law, reinstate the dividend at an amount to be determined by it. To the extent we do not have cash on hand sufficient to pay dividends in the future, we may decide not to pay dividends. By paying cash dividends rather than investing that cash in our future growth, we risk slowing the pace of our growth, or not having a sufficient amount of cash to fund our operations or unanticipated capital expenditures, should the need arise.

Credit Agreement

On July 23, 2007, our operating company borrowed $60.0 million pursuant to a three-year term loan facility, the proceeds of which were used to finance a special one-time distribution to the members of our operating company as of that date. Concurrently, our operating company also obtained a $20.0 million revolving credit facility to finance our short-term working capital needs.  We refer to the term loan and revolving loan facilities as our credit agreement.  On February 11, 2008, our operating company entered into the first amendment to the credit agreement. The amendment changed a number of provisions, including: (i) the minimum AUM financial covenant was reduced from $20.0 billion to $15.0 billion; (ii) the minimum Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, financial covenant for each four quarter period was reduced from $60.0 million to $40.0 million; (iii) the capacity of the revolving credit facility was reduced from $20.0 million to $5.0 million; and (iv) the interest rate was increased from LIBOR plus 1.0% to LIBOR plus 1.5%. In addition, two mandatory prepayment provisions were added: (a) term loan amortization was required beginning in any period when AUM was less than $20 billion and ending when AUM was greater than $21.5 billion, and (b) a 50% excess cash flow sweep was required if AUM was below $17.5 billion. During the three months ended June 30, 2008, our assets under management fell below $20 billion. Pursuant to the provisions of the term loan, as amended, our operating company was required to make an amortization payment of $3.0 million on June 30, 2008.

On September 19, 2008, our operating company entered into the second amendment to the credit agreement. The agreement, as amended, required the operating company to maintain AUM  of at least $12.0 billion and to make minimum quarterly amortization payments of $2.0 million until maturity, which was extended to July 23, 2011. Additionally, the LIBOR interest rate option was increased to LIBOR plus 1.75% and the EBITDA financial covenant stipulated in the first amendment was eliminated. The excess cash flow sweep was also increased to 75% of excess cash flow. On September 22, 2008, our operating company made a required amortization payment of $5.0 million as a condition precedent to the effectiveness of this amendment. On September 30, 2008, our operating company made a quarterly amortization payment of $5.0 million.

On October 28, 2008, our operating company entered into the third amendment to the credit agreement. This amendment provided for the following changes to the credit agreement, among others:

(i)                                   the minimum AUM financial covenant was eliminated;

(ii)                                the excess cash flow mandatory repayment was eliminated;

(iii)                             the commitments under the revolving credit facility were reduced from $3.0 million to approximately $1.8 million;

(iv)                             with respect to loans borrowed at base rate, the margin added to base rate was increased from 0.00% to 0.75%; with respect to loans borrowed at LIBOR, the margin was not modified;

(v)                                 certain additional restrictions were placed on the operating company’s ability to make Restricted Payments (as defined in the Credit Agreement), including dividends; and

(vi)                              amendments to certain covenants in order to permit the incurrence of subordinated debt by the operating company.

Conditions precedent to the execution of this third amendment included, among others, (i) the repayment by the operating company of $25.0 million of the $47.0 million principal amount outstanding under the credit agreement as of October 28, 2008, and (ii) the grant by the operating company and one of its subsidiaries of a security interest in their accounts receivable.

In order to fund the $25.0 million repayment by our operating company, we used $9.0 million in cash reserves and the proceeds from the issuance on October 28, 2008 of an aggregate of $16.0 million principal amount of senior subordinated notes to entities established by Richard Pzena, our chief executive officer, for the benefit of certain of his family members, an entity controlled by one of our directors, and a former employee of our operating company.  Each of these notes is unsecured, has a ten-year maturity and bears interest at 6.30% per annum. The provisions of the notes include a restricted payments covenant (including dividend payments), a prohibition on incurring indebtedness which is not subordinated to the notes, and events of default based on failure to make payments, bankruptcy, change of control and acceleration of material indebtedness. In addition, the notes are subordinated to the repayment in full of borrowings under the credit agreement.

Tax Receivable Agreement

Our purchase of membership units of our operating company concurrently with our initial public offering, and the future exchanges by holders of Class B units of our operating company for shares of our Class A common stock (pursuant to the exchange rights provided for in the operating company’s operating agreement), has resulted in, and are expected to continue to result in, increases in our share of the tax basis of the tangible and intangible assets of our operating company at the time of our acquisition and these future exchanges, which will increase the tax depreciation and amortization deductions that otherwise would not have been available to us. These increases in tax basis and tax depreciation and amortization deductions have reduced and are expected to continue to reduce, the amount of tax that we would otherwise be required to pay in the future. We have entered into a tax receivable agreement with the current members of our operating company, the one member of our operating company immediately prior to our initial public offering who sold all of its membership units to us in connection with our initial public offering, and any future holders of Class B units, that requires us to pay them 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax that we actually realize (or are deemed to realize in the case of an early termination payment by us, or a change in control, as described in the tax receivable agreement) as a result of the increases in tax basis described above and certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement.

In October 2008, the selling unitholders agreed to waive any payments that we are or will be required to make to them for the 2008 and 2009 tax years pursuant to the tax receivable agreement.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 735-4112.

Very truly yours,

/s/ Richard B. Aftanas, Esq.
Richard B. Aftanas, Esq.

cc:	Wayne A. Palladino
Ralph Arditi, Esq.

SCHEDULE A

	Payments Due By Period
		Less Than			More Than
	Total	1 Year	1 - 3 Years	3 - 5 Years	5 Years
Operating Lease	$16.0	$2.0	$3.9	$4.2	$5.9
Term Loan Interest(1)	9.8	3.8	6.0	—	—
Term Loan Agreement(2)	60.0	—	60.0	—	—
	$85.8	$5.8	$69.9	$4.2	$5.9

(1)   Interest on the term loan was calculated using a rate of 6.41% , the rate in effect at December 31, 2007.

(2)   Pursuant to the terms of of the three-year term loan facility, as amended, the Company has minimum AUM and EBITDA covenants that it must maintain. Further, term loan amortization is required begninning in any period when assets under management are less than $20.0 billion and ending when assets under management are greater than $21.5 billion. An excess cash flow sweep is required if assets under management are below $17.5 billion.

SCHEDULE B

	For the Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005
REVENUE	$147,149	$115,087	$78,596

EXPENSES
Compensation and Benefits Expense	129,701	305,632	41,285
General and Administrative Expenses	13,038	8,380	5,734
TOTAL OPERATING EXPENSES	142,739	314,012	47,019
Operating Income/(Loss)	4,410	(198,925)	31,577

OTHER INCOME/(EXPENSE)
Interest Income	1,387	941	318
Interest Expense	(1,797)	(15)	(33)
Dividend Income, Net	706	490	171
Realized and Unrealized Gain/(Loss), Net on Marketable Securities and Securities Sold Short	(3,464)	3,280	386
Gain on Investment Partnerships	—	—	382
Equity in Earnings/(Loss) of Affiliates	(3)	614	595
Other	1,035	804	842
Total Other Income/(Expense)	(2,136)	6,114	2,661

Income/(Loss) Before Income Taxes and Minority and Non-Controlling Interests	2,274	(192,811)	34,238

Provision for Income Taxes	5,610	3,941	2,704
Minority and Non-Controlling Interests	(20,644)	1,997	67
Income/(Loss) Before Interest on Mandatorily Redeemable Units	17,308	(198,749)	31,467

Interest on Mandatorily Redeemable Units	16,575	516,708	60,136

Net Income/(Loss)	$733	$(715,457)	$(28,669)

Net Income for Basic Earnings per Share(1)	$733
Basic Earnings per Share(1)	$0.12
Basic Weighted Average Shares Outstanding	6,111,118

Net Income for Diluted Earnings per Share(1)	$7,765
Diluted Earnings per Share(1)	$0.12
Diluted Weighted Average Shares Outstanding	64,056,778

Supplementary Pro Forma Information - Note 16 (unaudited)
Provision for Income Taxes	$9,029
Basic and Diluted Eearnings per Share	$0.81